Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

This year Riverbed celebrated the tenth anniversary of its founding. Looking back over our first decade, I think we can be very proud of our achievements. For example, just in the past five years we’ve gone from doing $200 million in annual revenues to over $200 million in quarterly revenues; all this despite the worst global economic recession in eighty years. With Steelhead, Cascade, Stingray, Granite and Whitewater, we now have a robust portfolio of products and businesses. Even as the company evolves, our goal remains simple: we want to turn our multi-product business into a multi-billion dollar company, while maintaining a high growth rate. Oh, and make Riverbed an exciting, financially rewarding and fun place to work.

Today we opened another chapter in the story of Riverbed, with the announcement of our intent to acquire OPNET, a public company (NASDAQ: OPNT) headquartered in Bethesda, MD. OPNET is a leader in application performance monitoring (APM), a growing and increasingly important market. OPNET has successfully built a broad APM solution offering and been recognized as a leader in Gartner’s Magic Quadrant for APM.

This acquisition adds immediate scale to our Cascade business and builds upon its record growth in Q3. The combination of Cascade and OPNET will create a new force in the converged market for NPM and APM with over $250M in annualized revenue. This deal also transforms Riverbed into a billion dollar company for the first time.

OPNET’s market leading technology and products extend Cascade’s business with deep application intelligence and allow us to offer a wider range of IT performance management solutions. As our customers continue to adopt technologies like virtualization, and Software Defined Networks (SDN), the line between applications and networks continues to blur. In other words, in today’s world there is no such thing as an application without a network (or a network without an application)! This acquisition enables Riverbed to provide customers with a unique, integrated solution that not only monitors network and application performance, but also accelerates it.

OPNET will be combined with the Cascade business unit led by Paul Brady. OPNET leadership will be part of this new organization and will play key roles in continuing to grow the business.

We’re excited about the opportunities this acquisition creates for our combined businesses, customers, partners and stockholders. Please join me in welcoming the entire OPNET team to Riverbed.

There will be a Riverbed internal webinar to discuss the transition @ 5:00 p.m. Pacific Time on October 29, 2012.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of OPNET referenced in this document has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET, nor is it a substitute for the registration statement and exchange offer materials that Riverbed and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Riverbed and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and OPNET will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of OPNET are urged to read these documents when they become available because they will contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available by Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.